Exhibit 99.1

WF HOLDING LIMITED

Announces Interim Financial Results for the Six Months Ended June 30, 2025

KUALA LUMPUR, Malaysia, Dec. 31, 2025 (GLOBE NEWSWIRE) -- WF Holding Limited (the “Company”) (NASDAQ: WFF), a Malaysia-based manufacturer of fiberglass reinforced plastic products, today announced its unaudited interim financial results for the six months ended June 30, 2025.

Interim Financial Highlights

●	Revenue increased by 70.09% to $3,515,890 for the six months ended June 30, 2025 from $2,067,101 for the six months ended June 30, 2024.

●	Cost of sales increased by 86.68% to $2,321,681 for the six months ended June 30, 2025 from $1,243,681 for the six months ended June 30, 2024. As a percentage of revenue, cost of sales was 66.03% and 60.17% for the six months ended June 30, 2025 and 2024, respectively.

●	Gross profit increased by 45.03% to $1,194,209 for the six months ended June 30, 2025 from $823,420 for the six months ended June 30, 2024. Gross margin was 33.97% and 39.83% for the six months ended June 30, 2025 and 2024, respectively.

●	Net loss was $320,544 for the six months ended June 30, 2025, as compared to net income of $218,705 for the six months ended June 30, 2024.

●	Basic and diluted net loss per share was $(0.01) for the six months ended June 30, 2025, as compared to basic and diluted net income per share of $0.01 for the six months ended June 30, 2024.

●	As of June 30, 2025, the Company had cash and cash equivalents of $3,150,892.

●	On March 28, 2025, the Company sold 2,000,000 ordinary shares in its initial public offering for gross proceeds of $8 million and net proceeds of approximately $7 million.

●	On May 7, 2025, the Company sold an additional 240,000 ordinary shares in its initial public offering upon the partial exercise of the over-allotment option for gross proceeds of $960,000 and net proceeds of approximately $880,500.

●	On May 15, 2025, the Company acquired 100% of the equity interests of Global Key Investment Limited, a Hong Kong investment holding company, which also holds approximately 35% of the equity interests of Carlico International Group Holdings Limited, a Hong Kong company engaged in the importation and distribution of bottled wines and liquors in mainland China, Hong Kong and Macau, for a purchase price of $3 million in cash.

Interim Financial Results

The Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2025 and 2024 are attached to this release and form an integral part hereof. Below is a summary of such unaudited interim consolidated financial statements.

Revenue. Revenue increased by $1,448,789, or 70.09%, to $3,515,890 for the six months ended June 30, 2025 from $2,067,101 for the six months ended June 30, 2024. This increase was primarily driven by the completion and delivery of several high-value projects during the first half of 2025.

Cost of sales. Cost of sales increased by $1,078,000, or 86.68%, to $2,321,681 for the six months ended June 30, 2025 from $1,243,681 for the six months ended June 30, 2024. As a percentage of revenue, cost of sales was 66.03% and 60.17% for the six months ended June 30, 2025 and 2024, respectively. This increase was generally consistent with the overall growth in revenue during the period.

Gross profit. As a result of the foregoing, gross profit increased by $370,789, or 45.03%, to $1,194,209 for the six months ended June 30, 2025 from $823,420 for the six months ended June 30, 2024. Gross margin (percent of revenue) was 33.97% and 39.83% for the six months ended June 30, 2025 and 2024, respectively. The decrease in gross profit margin was primarily due to increased production wages and subcontracting costs associated with the execution of several large and complex projects.

Administrative expenses. Administrative expenses increased by $839,479, or 133.26%, to $1,469,419 for the six months ended June 30, 2025 from $629,940 for the six months ended June 30, 2024. As a percentage of revenue, administrative expense was 41.79% and 30.47% for the six months ended June 30, 2025 and 2024, respectively. The increase was primarily due to higher staffing levels, salary increases, an incentive payout related to strong sales performance for the years ended December 31, 2024 and 2023, and the engagement of integrated media advertising services amounting to approximately $398,000.

Total other income. The Company had total other income, net, of $11,907 for the six months ended June 30, 2025, as compared to $902 for the six months ended June 30, 2024. Total other income, net, for the six months ended June 30, 2025 consisted of other income of $20,895, offset by interest expense of $8,988, while total other income, net, for the six months ended June 30, 2024 consisted of other income of $11,429, offset by interest expense of $10,527. Other income mainly consists of rental income, interest income and gain on disposal of property and equipment.

Income tax (expense) benefit. The Company incurred an income tax expense of $57,241 for the six months ended June 30, 2025, as compared to an income tax benefit of $24,323 for the six months ended June 30, 2024. The benefit in the 2024 period was due to the overprovision of income taxes in the prior year of $89,888.

Net (loss) income. As a result of the cumulative effect of the factors described above, net loss was $320,544 for the six months ended June 30, 2025, as compared to net income of $218,705 for the six months ended June 30, 2024, a decrease of $539,249, or 246.56%.

About WF Holding Limited (NASDAQ: WFF)

Based in Malaysia, WF Holding Limited is an ISO 9001:2015 certified manufacturer of fiberglass reinforced plastic (“FRP”) products including tanks, pipes, ducts and custom-made FRP products. With a track record of over 30 years, the Company designs and fabricates products that meet the specific needs of its clients, ensuring high-quality and reliable performance. The Company’s high-quality and durable products leverage the advantages of FRP to reinforce critical industrial infrastructure, driving resilience, longevity and sustainability. The Company also delivers a wide range of related services such as consultation, delivery, installation, repair and maintenance.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy, and financial needs. Forward-looking statements can be identified by words such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project,” “continue,” or the negative of these terms or other comparable expressions. Actual results may differ materially from those expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including, but not limited to, the risks described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur after the date of this release or to reflect the occurrence of unanticipated events, except as required by applicable law. Although the Company believes the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee future results, and investors are cautioned that actual outcomes may differ materially from those anticipated.

For more information, please contact:

WF Holding Limited

Investor Relations

Email: corporate@winfung.com.my

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	As of
	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$3,150,892	$1,056,732
Restricted cash	-	133,897
Accounts receivable	1,766,650	1,759,593
Inventories	502,171	846,205
Other receivables, deposits and prepayments	1,316,202	212,189
Prepaid taxes	106,204	111,036
Deferred offering costs	-	695,390
Total current assets	6,842,119	4,815,042

Non-current assets
Property and equipment, net	1,181,128	992,723
Land use right	331,424	315,712
Right of use assets – operating lease	23,229	41,242
Deferred tax assets	50,718	50,718
Goodwill	3,015,466	-
Investment in equity investees	4,239,286	-
Total non-current assets	8,841,251	1,400,395
Total assets	$15,683,370	$6,215,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$477,151	$434,977
Deferred revenue	1,319,533	1,516,700
Accrued expenses and other payables	362,090	377,009
Amount due to related parties	4,303,704	696,934
Operating lease liabilities – current	20,110	35,851
Finance lease liabilities - current	59,074	54,484
Borrowings – current	53,016	60,413
Total current liabilities	6,594,678	3,176,368

Non-current liabilities
Operating lease liabilities – non-current	3,733	6,132
Finance lease liabilities - non-current	97,878	100,312
Borrowings – non-current	161,501	171,541
Deferred revenue	38,464	16,594
Total non-current liabilities	301,576	294,579
Total liabilities	6,896,254	3,470,947

Commitments and contingencies

Shareholders’ equity
Ordinary Shares, par value US$0.00005 per share, 1,000,000,000 shares authorized, 25,190,000 and 22,950,000 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	1,260	1,148
Additional paid-in capital	6,262,069	84,750
Retained earnings	2,419,241	2,739,785
Accumulated other comprehensive income (loss)	104,546	(81,193)
Total shareholders’ equity	8,787,116	2,744,490
Total liabilities and shareholders’ equity	$15,683,370	$6,215,437

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the Six Months Ended June 30,
	2025	2024
Revenue	$3,515,890	$2,067,101
Cost of sales	2,321,681	1,243,681
Gross profit	1,194,209	823,420
Administrative expenses	1,469,419	629,940
(Loss) income from operations	(275,210)	193,480
Other income (expense):
Interest expense, net	(8,988)	(10,527)
Other income	20,895	11,429
Total other income	11,907	902
Net income before income tax expense	(263,303)	194,382
Income tax (expense) benefit	(57,241)	24,323
Net (loss) income	$(320,544)	$218,705
Other comprehensive income (loss)
Foreign currency translation gain (loss)	185,739	(68,624)
Total comprehensive (loss) income	$(134,805)	$150,081

(Loss) earnings per share – basic and diluted*	$(0.01)	$0.01
Weighted average number of shares outstanding – basic and diluted*	25,190,000	22,950,000

*	Giving retroactive effect to the 22,950,000 shares issued and outstanding following the share subdivision and share surrender on September 5, 2024, starting from the earliest period presented.

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares)

					Accumulated
			Additional		Other
	Ordinary Shares*		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of January 1, 2024	22,950,000	$1,148	$84,750	$2,628,182	$(156,459)	$2,557,621
Net income	-	-	-	218,705	-	218,705
Foreign currency translation adjustment	-	-	-	-	(68,624)	(68,624)
Balance as of June 30, 2024	22,950,000	$1,148	$84,750	$2,846,887	$(225,083)	$2,707,702

*	Giving retroactive effect to the 22,950,000 shares issued and outstanding following the share subdivision and share surrender on September 5, 2024, starting from the earliest period presented.

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of January 1, 2025	22,950,000	$1,148	$84,750	$2,739,785	$(81,193)	$2,744,490
Issuance of ordinary shares in initial public offering	2,240,000	112	6,177,319	-	-	6,177,431
Net loss	-	-	-	(320,544)	-	(320,544)
Foreign currency translation adjustment	-	-	-	-	185,739	185,739
Balance as of June 30, 2025	25,190,000	1,260	$6,262,069	$2,419,241	$104,546	$8,787,116

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net (loss) income	$(320,544)	$218,705
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	68,167	61,723
Amortization on land use right	3,728	3,452
Gain on disposal of property and equipment	(4,681)	-
Property and equipment written off	1	-
Allowance for credit losses	96,430	20,829
Non-cash lease costs	19,787	18,681
Changes in operating assets and liabilities:
Accounts receivable	(116,166)	355,983
Other receivables, deposits and prepayments	(1,117,583)	(6,886)
Accounts payable	39,409	(343,599)
Accrued expenses and other payables	(17,557)	103,365
Deferred revenue	(175,297)	(66,179)
Operating lease liabilities	(19,914)	(18,494)
Inventories	344,034	(183,484)
Related parties	(600,864)	(25,412)
Taxes payable	4,832	(140,069)
Net cash used in operating activities	(1,796,218)	(1,385)

Cash flows from investing activities
Purchase of property and equipment	(171,545)	(33,466)
Sales proceeds from disposal of property and equipment	4,681	-
Investment in a subsidiary	(3,000,000)	-
Net cash used in investing activities	(3,166,864)	(33,466)

Cash flows from financing activities
Proceeds from issuance of ordinary shares in initial public offering	6,177,319	-
Payment of offering costs	695,390	(259,894)
Utilization of bank overdraft facilities	-	167,865
Repayment of borrowings	(31,828)	(27,431)
Repayment of finance lease liabilities	(31,210)	(24,959)
Cash provided by (used in) financing activities	6,809,671	(144,419)

Effects of foreign exchange rate on cash and cash equivalents and restricted cash	113,674	(44,986)

Net increase (decrease) in cash and cash equivalents and restricted cash	1,960,263	(224,256)
Cash and cash equivalents and restricted cash at beginning of period	1,190,629	903,300
Cash and cash equivalents and restricted cash at end of period	$3,150,892	$679,044

Total cash and cash equivalents and restricted cash shown in the statements of cash flows
Cash and cash equivalents	$3,150,892	$556,224
Restricted cash	-	122,820
	$3,150,892	$679,044

Supplemental disclosures of cash flow information:
Interest paid	$8,937	$10,527
Income taxes paid	$45,708	$116,087